Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

6th August 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Interim results for the half year ended 30th June 2004 dated 5th August 2004

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 8/24

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group, after tax and Scheme of Control transfers, for the first six months of 2004 amounted to HK$2,228 million, an increase of 1.6% compared to the same period last year, including profits from the Group's overseas activities of HK$267 million (2003: HK$227 million)

Interim Dividend

The Directors have today declared an interim dividend of 58 cents (2003: 58 cents) per share payable to shareholders whose names appear in the Company's Register of Members on 23rd September 2004

The Register of Members will be closed from 16th September 2004 to 23rd September 2004 both days inclusive. To qualify for the interim dividend transfers should be lodged with the Registrars by 4:00 p.m. on 15th September 2004.

Operations

In Hong Kong, economic conditions were more favourable than during the same period last year due largely to the serious adverse consequences in 2003 of the outbreak of Severe Acute Respiratory Syndrome. The signing of the Closer Economic Partnership Arrangement (CEPA), the introduction of the individual visit scheme for Mainland visitors, and other supportive measures from Mainland China also benefited the local economy in 2004. The stronger local economy, coupled with the hot weather which occurred towards the end of June combined to result in a new system maximum demand being recorded of 2,588MW, an increase of 6.0% over the maximum demand recorded last year, further confirmation that the new L9 unit at Lamma is required to be commissioned in 2006 to meet increasing demand. Unit sales for the six months to 30th June 2004 increased by 3.9% over the same period last year.

Satisfactory progress continues to be made on the extension of the Lamma Power Station to meet the target commissioning in 2006. The piling work for the first 300 MW power unit was completed during the period and the superstructure contract has been awarded. Work on the Main Station Building and 275kV Switching Station is on schedule and the manufacture of the power block equipment is in progress.

A long term contract for the supply of natural gas to Lamma was signed in Beijing in April 2004. The first delivery of gas from the LNG terminal, which is presently under construction in Shenzhen, is targeted for mid 2006. In addition, the contract for the supply and installation of a 93 km submarine gas pipeline from Shenzhen to Lamma was awarded in May 2004. Pipe laying work will commence in early 2005.

Coal prices and related freight charges have risen substantially during the first six months of 2004. While the Company was insulated from the full effect of these increases by virtue of several longer term supply contracts secured at favourable prices a two-cent per unit reduction in the Fuel Clause rebate effective 1st April 2004 was required to recover the increase in cost which will be incurred in 2004. This is a pass through of actual cost increases incurred and has no effect on the Company's profits.

The Company's long tradition of environmental responsibility was recognised by the Pacific Basin Economic Council (PBEC) in June when the Company received a PBEC Environmental Award, the first time that an electricity utility in the region has been honoured. With regard to the Company's support of the development of renewable energy, a land application for a wind turbine site on Lamma Island has been submitted and is being processed. The tender for the supply of a 600kW wind turbine is expected to be issued later in the year to meet a commissioning schedule of early 2006.

Overseas, our operations in Australia continue to perform well. Strong financial performance was achieved through a combination of customer growth, increasing consumption, growth in non-electricity revenue and productivity improvements within and across the businesses. The performance of the distribution networks, as measured by minutes without supply, also recorded improvements against the same period last year. In Thailand, the shareholding arrangements in the consortium formed to develop a 1,400MW gas-fired power plant were finalised in February. The Group is the largest foreign shareholder with a 25% interest in the project. Various pre-construction tasks are on-going and the project is on schedule for commissioning in 2008.

Outlook

In Hong Kong, a strengthening economy augurs well for the medium term. The Company will take advantage of the flexibility it has within its capital expenditure programme to ensure consumers continue to be provided with reliable electricity to satisfy current and future demand at the lowest cost compatible with the terms of the Scheme of Control Agreement with Government. However, increasing costs which are beyond the control of the Company, particularly coal prices and freight charges, are a concern. For example, coal prices at this time last year were approximately US$29 per tonne, while today's price is approximately US$72 per tonne, an increase of 148%. Of course, we will do our utmost to negotiate and fix the lowest possible coal price, but if prices do not moderate from present levels, there will be an impact on tariffs as our lower priced term contracts unwind.

The relatively lower risk and predictable nature of our overseas businesses provide support for sustained profit growth. Given the Group's strong financial position and proven expertise in managing these businesses, further similar suitable investment opportunities are being studied actively.

George C. Magnus
Chairman

Hong Kong, 5th August 2004

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the period amounted to HK$986 million, which was primarily funded by internal sources. As at 30th June 2004, total external borrowings were HK$13,714 million (at 31st December 2003: HK$13,599 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$881 million (at 31st December 2003: HK$3,443 million). Gearing ratio (net debt/shareholders' funds) at 30 June 2004 was 37% (at 31st December 2003: 37%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities and operating cashflows are sufficient to meet refinancing and business expansion needs. In addition, currency and interest risks are actively managed on a conservative basis.

As at 30th June 2004, external borrowings of the Group amounted to HK$13,714 million, with the following profile:

(1) 53% was either denominated or effectively hedged into Hong Kong dollars and 47% was either denominated or effectively swapped into Australian dollars;

(2) 76% was bank loans, 18% was capital market instruments and 6% was suppliers' credits;

(3) 16% was repayable within 1 year, 77% was repayable between 2 to 5 years and 7% was repayable beyond 5 years;

(4) 77% was fixed or capped rate based and 23% was floating rate.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2004, over 95% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in or swapping foreign currency borrowings into the same currency as the underlying investments. Interest rate risk is managed through the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 30th June 2004 amounted to HK$19,671 million (at 31st December 2003: HK$21,394 million) equivalent.

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

2004 INTERIM RESULTS

Contingent Liabilities

As at 30th June 2004, the Company has issued guarantees for associate amounting to HK$33 million (at 31st December 2003: HK$44 million).

As at 30th June 2004, the Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$9,262 million (at 31st December 2003: HK$11,227 million) equivalent. Out of this amount, HK$8,896 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

As at 30th June 2004, a wholly owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of a loan scheme for electricity charges of HK$3 million (at 31st December 2003: HK$5 million) and the value of leased equipment of HK$210 million (at 31st December 2003: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2004, excluding directors' emoluments, amounted to HK$468 million (2003: HK$510 million). As at 30th June 2004, the Group employed 2,083 (2003: 2,173) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June 2004

	Note	Six months ended 30th June 2004 HK$ million	2003 HK$ million
Turnover	3	5,327	5,207
Direct costs		(1,989)	(1,865)
		3,338	3,342
Other revenue and net income		439	453
Other operating costs		(351)	(265)
Finance costs		(302)	(333)
Operating profit	4	3,124	3,197
Share of results of associates		211	127
Profit before taxation		3,335	3,324
Income tax	5	(626)	(977)
Profit after taxation		2,709	2,347
Scheme of Control transfers to:	6		
Development Fund		(481)	(151)
Rate Reduction Reserve		—	(3)
		(481)	(154)
Profit attributable to shareholders			
Local activities		1,961	1,966
Overseas activities		267	227
Total		2,228	2,193
Proposed interim dividend	7	1,238	1,238
Earnings per share	8	104 cents	103 cents
Proposed interim dividend per share	7	58 cents	58 cents

CONSOLIDATED BALANCE SHEET
At 30th June 2004

	Note	(Unaudited) 30th June 2004 HK$ million	(Audited) 31st December 2003 HK$ million
Assets			
Non-current assets			
Fixed assets			
— Property, plant and equipment		41,534	42,024
— Assets under construction		3,428	3,000
		44,962	45,024
Interest in associates		8,194	8,425
Other investments		23	7
Employee retirement benefit assets		267	236
		53,446	53,692
Current assets			
Inventories		496	368
Trade and other receivables	9	1,414	1,041
Fuel clause account		1,144	1,147
Bank balances and other liquid funds	10	615	464
		3,669	3,020
Current liabilities			
Trade and other payables	11	(907)	(1,124)
Bank overdrafts — unsecured		(4)	(4)
Current portion of bank loans and other borrowings		(1,883)	(2,436)
Taxation		(500)	(301)
		(3,294)	(3,865)
Net current assets/(liabilities)		375	(845)
Total assets less current liabilities		53,821	52,847
Non-current liabilities			
Interest-bearing borrowings		(10,961)	(10,187)
Deferred creditors and other payables		(675)	(760)
Customers' deposits		(1,424)	(1,387)
Deferred taxation		(5,164)	(5,105)
Employee retirement benefit liabilities		(96)	(92)
		(18,320)	(17,531)
Rate Reduction Reserve		—	(5)
Development Fund		(481)	—
Net Assets		35,020	35,311
Capital and Reserves			
Share capital		2,134	2,134
Reserves		32,886	33,177
		35,020	35,311

Notes:

1. The interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. The same accounting policies adopted in the 2003 annual financial statements have been applied to the interim financial statements.

3. The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June 2004 HK$ million	Turnover Six months ended 30th June 2003 HK$ million	Operating profit Six months ended 30th June 2004 HK$ million	Operating profit Six months ended 30th June 2003 HK$ million
Principal activities				
Sales of electricity and its related income	5,303	5,179	3,029	3,095
Technical service fees	24	28	3	5
Unallocated and other items	—	—	2	52
	5,327	5,207	3,034	3,152
Interest income			435	388
Finance costs			(302)	(333)
Unallocated group expenses			(43)	(10)
Operating profit			3,124	3,197

Geographical locations of operations

	Turnover Six months ended 30th June 2004 HK$ million	Turnover Six months ended 30th June 2003 HK$ million
Hong Kong	5,322	5,200
Rest of Asia, Australia and other locations	5	7
	5,327	5,207

4. Operating profit is shown after charging/(crediting):

	Six months ended 30th June 2004 HK$ million	Six months ended 30th June 2003 HK$ million
Depreciation	959	886
Net realised and unrealised gains on other investments carried at fair value	—	(23)

5. Income tax

	Six months ended 30th June 2004 HK$ million	Six months ended 30th June 2003 HK$ million
Current Tax		
The Company and its subsidiaries — Hong Kong	463	460
Deferred Tax		
The Company and its subsidiaries — Hong Kong	59	462
Associates — Overseas	104	55
	163	517
Total	626	977

Hong Kong profits tax has been provided for at the rate of 17.5% (2003: 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

6. The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. After the balance sheet date, the interim dividend proposed by the Board of Directors is as follows:

	Six months ended 30th June 2004 HK$ million	Six months ended 30th June 2003 HK$ million
Proposed interim dividend of 58 cents per share (2003: 58 cents per share)	1,238	1,238

8. The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,228 million (2003: HK$2,193 million) and 2,134,261,654 shares (2003: 2,134,261,654 shares) in issue during the period.

9. **Trade and other receivables**

	30th June 2004 HK$ million	31st December 2003 HK$ million
Demand Side Management account	45	45
Debtors (see note below)	1,369	996
	1,414	1,041

Debtors' ageing is analysed as follows:

	30th June 2004 HK$ million	31st December 2003 HK$ million
Within 1 month	681	505
1 to 3 months overdue	25	28
More than 3 months overdue but less than 12 months overdue	9	9
Total trade debtors (see note below)	715	542
Deposits, prepayments and other receivables	654	454
	1,369	996

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. **Bank balances and other liquid funds**

	30th June 2004 HK$ million	31st December 2003 HK$ million
Time deposits	600	459
Cash at bank and in hand	15	5
	615	464

11. **Trade and other payables**

	30th June 2004 HK$ million	*31st December* 2003 HK$ million
Creditors (see note below)	695	912
Current portion of deferred creditors	212	212
	907	1,124

Creditors' ageing is analysed as follows:

	30th June 2004 HK$ million	31st December 2003 HK$ million
Due within 1 month	251	341
Due between 1 month and 3 months	89	241
Due between 3 months and 12 months	279	301
	619	883
Other payables	76	29
	695	912

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the period under review.

Code of Best Practice

None of the Directors is aware of information that would reasonably indicate the Company is not, or was not for any part of the accounting period covered by this Interim Report, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Company's Board comprises Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald J. Arculli, Mrs. Susan M.F. Chow, Mr. Andrew Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi, Mr. Ralph Shea, Mr. Frank J. Sixt, Mr. Wong Chung-hin and Mr. Ewan Yee Lup-yuen.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)
(股份代號：006)

二零零四年中期業績

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零四年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億六千八百萬元（二零零三年為港幣五億一千萬元）。於二零零四年六月三十日，集團長期僱員人數為二千零八十三名（二零零三年為二千一百七十三名）。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、與本行業有關的先進技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

未經審核綜合損益表
截至二零零四年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零四年 港幣百萬元計	二零零三年 港幣百萬元計
營業額	三	5,327	5,207
直接成本		(1,989)	(1,865)
		3,338	3,342
其他收入及收益淨額		439	453
其他營運成本		(351)	(265)
財務成本		(302)	(333)
經營溢利	四	3,124	3,197
所佔聯營公司之損益		211	127
除稅前溢利		3,335	3,324
收益稅	五	(626)	(977)
除稅後溢利		2,709	2,347
管制計劃調撥撥入	六		
發展基金		(481)	(151)
減費儲備		—	(3)
		(481)	(154)
股東應得溢利			
香港業務		1,961	1,966
海外業務		267	227
總額		2,228	2,193
擬派中期股息	七	1,238	1,238
每股溢利	八	104分	103分
每股擬派中期股息	七	58分	58分

綜合資產負債表
於二零零四年六月三十日

	附註	(未經審核) 二零零四年 六月三十日 港幣百萬元計	(經審核) 二零零三年 十二月三十一日 港幣百萬元計
資產			
非流動資產			
固定資產			
－物業、機器及設備		41,534	42,024
－在建造中資產		3,428	3,000
		44,962	45,024
聯營公司權益		8,194	8,425
其他投資		23	7
僱員退休福利資產		267	236
		53,446	53,692
流動資產			
存貨		496	368
應收營業及其他賬項	九	1,414	1,041
燃料價條款賬		1,144	1,147
銀行結存及其他流動資金	十	615	464
		3,669	3,020
流動負債			
應付營業及其他賬項	十一	(907)	(1,124)
銀行透支－無抵押		(4)	(4)
銀行貸款流動部分及其他貸款		(1,883)	(2,436)
稅項		(500)	(301)
		(3,294)	(3,865)
流動資產／(負債)淨額		375	(845)
總資產減流動負債		53,821	52,847
非流動負債			
計息貸款		(10,961)	(10,187)
遞延應付賬項及其他應付賬項		(675)	(760)
客戶按金		(1,424)	(1,387)
遞延稅項		(5,164)	(5,105)
僱員退休福利負債		(96)	(92)
		(18,320)	(17,531)
減費儲備		—	(5)
發展基金		(481)	—
資產淨值		35,020	35,311
資本及儲備			
股本		2,134	2,134
儲備		32,886	33,177
		35,020	35,311

董事局主席報告

中期業績

二零零四年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十二億二千八百萬元，較去年同期增加百分之一點六，其中包括集團海外業務所佔溢利港幣二億六千七百萬元（二零零三年為港幣二億二千七百萬元）。

中期息

董事局宣佈派發中期息每股五角八分（二零零三年為五角八分）予二零零四年九月二十三日已登記在股東名冊之股份持有人。

本公司將於二零零四年九月十六日至二零零四年九月二十三日（首尾兩天包括在內）停止辦理過戶手續。擬收取中期息之人士，須於二零零四年九月十五日下午四時前向股權登記處辦理過戶手續。

業務

香港經濟狀況遠較去年同期為佳，因二零零三年經濟活動備受非典型肺炎的爆發嚴重影響。本港經濟於二零零四年受惠於「更緊密經貿關係安排」的簽訂，自由行及中央對港的其他援助措施。由於經濟表現回升，加上六月下旬的炎熱天氣，系統最高需求量錄得二千五百八十八兆瓦的新紀錄，較去年增加百分之六，進一步確認南丫第九台新機組需於二零零六年投產以應付電力的增長需求。截至二零零四年六月三十日之六個月，售電量較去年同期增加百分之三點九。

南丫發電廠擴建工程繼續取得滿意進展，以配合二零零六年投產的目標。首台三百兆瓦發電機組的打樁工程已於期內完成，並已批出上蓋建築的工程合約。主廠房及二十七萬五千伏開關站的工程正如期進行，發電機設備亦在製造當中。

集團於二零零四年四月在北京簽訂供應天然氣予南丫發電廠的長期合約，並計劃於二零零六年中由現時在深圳興建的液化天然氣站首次供氣。此外，供應及興建全長九十三公里由深圳至南丫島的海底氣體管道工程合約已於二零零四年五月批出。管道鋪設工程將於二零零五年初展開。

煤價及相關運費在二零零四年首六個月大幅颳升。雖然公司經已在較有利的價格簽訂數份長期合約，減少價格暴漲所帶來的影響，但仍需由二零零四年四月一日起減少燃料折扣每度兩仙，以收回二零零四年實際成本的增加。有關調整是一項反映實際成本的措施，對公司盈利並無影響。

公司一直對環境保護的重視及承擔獲太平洋盆地經濟理事會(PBEC)認同，於六月榮獲PBEC環保獎，為亞太區內首家獲此殊榮的電力公司。在支持再生能源發展方面，公司已提交申請，要求在南丫島撥地興建風力發電站。有關申請現正處理中。此項六百千瓦的風力發電站，招標工作將於今年稍後展開，以便於二零零六年初投產。

海外業務方面，澳洲的業務繼續表現良好。客戶數目的增長、耗電量上升，加上非電力業務盈利增加及生產力提升，均令當地業務財務表現強勁。配電網絡之表現，以停電分鐘計，比去年同期改善。在泰國，公司於二月落實容量達一千四百兆瓦燃氣電廠項目的財團股權安排。集團持有該項計劃百分之二十五權益，為最大的外資股東。各項建築前工作現正進行中。整項工程預計如期於二零零八年投產。

展望

香港復甦中的經濟預計可持續。公司將善用資本開支計劃內的彈性，按與政府簽訂管制計劃的條款，以最低成本確保客戶繼續享有可靠的電力供應，以滿足現在和未來的需求。但非本公司所能控制的成本上漲，特別是燃煤和運費的增加，均值得關注。例如，去年今日的煤價約為每噸二十九美元，現時的價格則約為每噸七十二美元，上升百分之一百四十八。當然，公司會竭盡所能與供應商議定最低可能的煤價，但若有關價格未能在現有水平下調，當現已簽訂較低煤價的合約期滿後，將對電費帶來影響。

集團在海外投資之業務，相對風險較低而可預測性較高，為集團提供持續盈利增長。在穩健的財務基礎下，配合管理有關業務的專業經驗，集團將繼續積極物色同類型的合適投資機會。

主席
李理思

香港，二零零四年八月五日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團於期內之資本開支為港幣九億八千六百萬元，該資本開支主要以內部資源支付。於二零零四年六月三十日，向外貸款總額為港幣一百三十七億一千四百萬元（於二零零三年十二月三十一日為港幣一百三十五億九千九百萬元），包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務證券。此外，集團已承擔但未動用之信貸總額為港幣八億八千一百萬元（於二零零三年十二月三十一日為港幣三十四億四千三百萬元）。於二零零四年六月三十日，集團之資本負債比率（淨負債／股東資金）為百分之三十七（於二零零三年十二月三十一日為百分之三十七）。

庫務政策及資本結構

集團繼續確保以各種不同而又優越的財務資源提供業務所需資金，及已承擔之信貸安排和營運現金已足夠應付再融資及業務發展之資金需要，並且在穩健的基礎上靈活地管理外匯和利率風險。

於二零零四年六月三十日，集團向外貸款為港幣一百三十七億一千四百萬元，其結構如下：

（一）百分之五十三以港元為單位或透過有效對沖為港元及百分之四十七以澳元為單位或透過有效掉換為澳元；

（二）百分之七十六為銀行貸款，百分之十八為資本市場工具及百分之六為供應商信貸；

（三）百分之十六貸款在一年內償還，百分之七十七貸款償還期為二至五年及百分之七貸款償還期超越五年；

（四）百分之七十七為定息或上限息類別及百分之二十三為浮息類別。

集團的庫務政策是不參與投機性交易。根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零四年六月三十日，集團超過百分之九十五之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借款或將外幣借款掉換為當地貨幣以對沖外匯風險。集團利用利率掉期和利率上限期權合約以管理利率風險。於二零零四年六月三十日，未履行的衍生工具合約名義總額為港幣等值一百九十六億七千一百萬元（於二零零三年十二月三十一日為港幣二百一十三億九千四百萬元）。

或有債務

於二零零四年六月三十日，本公司為聯營公司發出擔保合共港幣三千三百萬元（於二零零三年十二月三十一日為港幣四千四百萬元）。

於二零零四年六月三十日，本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共港幣等值九十二億六千二百萬元（於二零零三年十二月三十一日為港幣一百一十二億二千七百萬元）而作出擔保及反賠償保證。在該或有債務中，港幣八十八億九千六百萬元已反映在集團的綜合資產負債表內。

於二零零四年六月三十日，集團之全資附屬公司香港電燈有限公司就一項電費貸款計劃合共港幣三百萬元（於二零零三年十二月三十一日為港幣五百萬元）及就一項於租約期滿日之港幣二億一千萬元（於二零零三年十二月三十一日為港幣二億一千萬元）設備租賃而向第三者作出擔保。

附註：

一. 本中期財務報表乃未經審核，但已由審核委員會作出審閱。

二. 本中期財務報表所採用之會計政策與編製二零零三年全年財務報表所用者相同。

三. 本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月 二零零四年 港幣百萬元計	營業額 截至六月三十日止之六個月 二零零三年 港幣百萬元計	經營溢利 截至六月三十日止之六個月 二零零四年 港幣百萬元計	經營溢利 截至六月三十日止之六個月 二零零三年 港幣百萬元計
主要業務				
電力銷售及電力有關收入	5,303	5,179	3,029	3,095
技術服務收入	24	28	3	5
未分配及其他項目	—	—	2	52
	5,327	5,207	3,034	3,152
利息收入			435	388
財務成本			(302)	(333)
未分配的集團支出			(43)	(10)
經營溢利			3,124	3,197

經營地區

	營業額 截至六月三十日止之六個月 二零零四年 港幣百萬元計	營業額 截至六月三十日止之六個月 二零零三年 港幣百萬元計
香港	5,322	5,200
其他亞洲國家、澳洲及其他地區	5	7
	5,327	5,207

四. 經營溢利已扣除／(計入)下列項目：

	截至六月三十日止之六個月 二零零四年 港幣百萬元計	截至六月三十日止之六個月 二零零三年 港幣百萬元計
折舊	959	886
以公平價值列賬之其他投資之已實現及未實現收益淨額	—	(23)

五. 收益稅

	截至六月三十日止之六個月 二零零四年 港幣百萬元計	截至六月三十日止之六個月 二零零三年 港幣百萬元計
本期稅項		
本公司及其附屬公司 — 香港	463	460
遞延稅項		
本公司及其附屬公司 — 香港	59	462
聯營公司 — 海外	104	55
	163	517
總數	626	977

香港利得稅準備乃按照期內估計應課稅溢利以稅率百分之十七點五(二零零三年為百分之十七點五)計算，海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥乃一項年中之暫計調撥，管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

七. 在資產負債表日後，董事局擬派中期股息如下：

	截至六月三十日止之六個月 二零零四年 港幣百萬元計	截至六月三十日止之六個月 二零零三年 港幣百萬元計
擬派中期股息每股五角八分 (二零零三年為每股五角八分)	1,238	1,238

八. 每股溢利是按照本期內股東應得溢利港幣二十二億二千八百萬元(二零零三年為港幣二十一億九千三百萬元)及本期內已發行股數2,134,261,654股(二零零三年為2,134,261,654股)計算。

九. 應收營業及其他賬項

	二零零四年 六月三十日 港幣百萬元計	二零零三年 十二月三十一日 港幣百萬元計
電力需求管理賬	45	45
應收賬項(參閱下列附註)	1,369	996
	1,414	1,041
應收賬項賬齡分析如下：		
少於一個月	681	505
一至三個月過期未付	25	28
超過三個月但少於十二個月過期未付	9	9
總應收營業賬項(參閱下列附註)	715	542
定金、預付款項及其他應收賬項	654	454
	1,369	996

發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信貸期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內

十. 銀行結存及其他流動資金

	二零零四年 六月三十日 港幣百萬元計	二零零三年 十二月三十一日 港幣百萬元計
定期存款	600	459
銀行存款及現金	15	5
	615	464

十一. 應付營業及其他賬項

	二零零四年 六月三十日 港幣百萬元計	二零零三年 十二月三十一日 港幣百萬元計
應付賬項(參閱下列附註)	695	912
遞延應付賬項流動部分	212	212
	907	1,124
應付賬項賬齡分析如下：		
一個月內到期	251	341
一個月至三個月內到期	89	241
三個月至十二個月內到期	279	301
	619	883
其他應付賬項	76	29
	695	912

購回、出售或贖回本公司之股份

本公司及其附屬公司於期內並無購回、出售或贖回本公司之股份。

最佳應用守則

本公司並無任何董事知悉任何資料足以合理地指出本公司於本中期報告所包括會計期間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

於本公佈日期，本公司董事局由麥理思先生、霍建寧先生、曹棨森先生、夏佳理先生、周胡慕芳女士、甄達安先生、甘慶林先生、Holger Kluge先生、李蘭意先生、李澤鉅先生、佘頌平先生、陸法蘭先生、黃頌顯先生及余立仁先生組成。